August 22, 2019

Lainie Goldstein
Chief Financial Officer
Take-Two Interactive Software, Inc.
110 West 44th Street
New York, NY 10036

       Re: Take-Two Interactive Software, Inc.
           Form 10-K for the Year Ended March 31, 2019
           Filed May 14, 2019
           Form 8-K furnished on August 5, 2019
           File No. 001-34003

Dear Ms. Goldstein:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2019

Consolidated Statements of Operations, page 57

1. Your disaggregation of revenue between "service and other" and "product" appears to be based on the timing of revenue recognition (point in time versus over time). Please tell us the amount of product revenue included in the service and other category and clarify whether you consider add-on content and in-game purchases to be a product or service. To the extent the remaining service revenue is greater than 10% of total revenue, separately present revenue and the related cost of revenues from product and services on the face of your consolidated statement of operations. Refer to Rule 5-03(b)(1) and
(2) of Regulation
      S-X.
 Lainie Goldstein
FirstName Interactive Software, Inc.
Take-Two LastNameLainie Goldstein
Comapany NameTake-Two Interactive Software, Inc.
August 22, 2019
August 22, 2019 Page 2
Page 2
FirstName LastName
Note 1. Basis of Presentation and Significant Accounting Policies
Segments, page 61

2. We note that international revenues comprised approximately 46% of total net revenues.
         To the extent that revenue from any one country is material, please separately disclose the revenue related to such country. Refer to ASC 280-10-50-41.
Revenue Recognition , page 65

3. We note that you recognize revenue for full game products that are dependent on your game related service over an estimated service period as substantially all game play requires online access to your game related services. Please provide us with a detailed analysis of the factors considered in determining that the software and gaming services are not both distinct and separable for certain of your games and tell us to which specific games this accounting applies. Clarify whether such games can be played offline and if so, how that factored into your analysis. Tell us the amount of revenue recognized from such games for fiscal 2018 and to date in fiscal 2019. Refer to ASC 606-10-25-19 through 25-21.
4. You state on 71 that upon the adoption of ASC 606, the "majority" of the sales price for certain of your games was allocated to the offline software and recognized upon transfer of control to your customers. Please describe for us each of the performance obligations included in your products with online functionality. Explain further the specific methods, inputs, estimates and assumptions used in determining the standalone selling price for each performance obligation and tell us the percentage of the transaction price allocated to each.
5. Specifically with regards to the performance obligation related to online functionality, please help us understand the different roles and responsibilities that you and your platform partners have with respect to technology, host configurations, maintenance and services. Tell us whether you use your own or third-party servers to host the multiplayer or online game play and describe the interaction of your online functionality with Sony and Microsoft's platforms. Compare and contrast the different service obligations that you and your platform partners have with respect to the players who purchase your games and how such obligations factored into your determination of the standalone selling price and the transaction price allocation for your game related services.
6. Please describe further for us the nature of your in-game content. Tell us what product and/or services are transferred to the game-player upon sale of such goods and how that impacts the timing of revenue recognition. Clarify whether the type of game in which the in-game purchase is made (e.g. games with offline functionality vs. online only games)
         impacts the accounting for such transaction. Also, please cite the specific guidance you relied upon in accounting for such sales.
 Lainie Goldstein
FirstName Interactive Software, Inc.
Take-Two LastNameLainie Goldstein
Comapany NameTake-Two Interactive Software, Inc.
August 22, 2019
Page 3
August 22, 2019 Page 3
FirstName LastName
Form 8-K furnished on August 5, 2019

Exhibit 99.1, page 2

7. We note your measure of adjusted cash flow includes an adjustment for changes in restricted cash. Considering the presentation of restricted cash within the statement of cash flows was amended with the adoption of ASC 2016-08, tell us how you determined that such adjustment does not result in a non-GAAP measure based on individually tailored accounting principles and why you believe this measure is useful to investors.
         Refer to the guidance in Question 100.04 of the Non-GAAP C&DIs and Rule 100(b) of
         Regulation G.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact David Edgar, Staff Accountant at 202-551-3459 or Kathleen Collins,
Accounting Branch Chief at 202-551-3499 if you have questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Information Technologies
                                                             and Services